EXHIBIT 99.1 -  Independent Accountant's Servicing Report for the year ended December 31, 2005



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    Report of Independent Certified Public Accounting Firm on
            Uniform Single Attestation Program


To the Board of Directors of Walter Industries, Inc.:



We have examined management's assertion about Mid-State Homes, Inc.
(the "Company"), a wholly owned subsidiary of Walter Industries, Inc., compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") as of and for the year ended December 31, 2005 included in the accompanying management assertion
(see Exhibit I). Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2005 is fairly stated, in all material respects.




/s/ PricewaterhouseCoopers LLP
February 27, 2006